AO 3/24

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15025878

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| [redacted] 8-53607 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cassandra Trading Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street Suite 2118
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael P. Moore 312-362-3400
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. (Address) Chicago (City) IL (State) 60604 (Zip Code)

SEC Mail Processing
RECEIVED
MAR 02 2015
Wash., D.C.
191
Section

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Michael Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cassandra Trading Group, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM FLAHERTY
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
March 05, 2017

Signature

Managing Member
Title

2/25/15
Notary Public

This report **contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath of Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# *Cassandra Trading Group, LLC*

*(an Illinois Limited Liability Company)*

*Financial Statements*

*And Report of Independent Auditor*

*December 31, 2014*

# Cassandra Trading Group, LLC
**(an Illinois Limited Liability Company)**
## Index
## December 31, 2014

**Page(s)**

**Robert Cooper & Company CPA PC**
141 W. Jackson Blvd. Suite 4105
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members:

Cassandra Trading Group, LLC

We have audited the accompanying financial statements of Cassandra Trading Group, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Cassandra Trading Group, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cassandra Trading Group, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II as required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Cassandra Trading Group, LLC's financial statements. The supplemental information is the responsibility of Cassandra Trading Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 25, 2015

# Cassandra Trading Group, LLC
### (an Illinois Limited Liability Company)
## Statement of Financial Condition
## As of December 31, 2014

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 151,335 |
| Securities owned | | |
| Marketable securities at market | | 29,403,266 |
| Options, at fair value | | 10,930,512 |
| Total securities owned | | 40,333,778 |
| Accrued dividend income | | 37,841 |
| Fixed assets, net of depreciation | | 0 |
| Investment in preferred stock | | 35,000 |
| Total assets | $ | 40,557,954 |
| | | |
| **Liabilities** | | |
| Securities sold, not yet purchased at fair value: | | |
| Equity securities | $ | 24,580,133 |
| Options at market | | 7,361,871 |
| Due from Broker Dealer | | 1,746,447 |
| Accrued Expenses | | 76,852 |
| Total liabilities | $ | 33,765,303 |
| | | |
| **Members' equity** | | 6,792,651 |
| Total liabilities and members' equity | $ | 40,557,954 |

The accompanying notes are an integral part of these financial statements.

# Cassandra Trading Group, LLC
**(an Illinois Limited Liability Company)**
## Statement of Income
## For the Year Ended December 31, 2014

| | | |
|---|---|---|
| **Revenues** | | |
| Securities trading revenue, net of commissions | $ | (6,472,200) |
| Futures trading revenue, net of commissions | | 7,290,876 |
| Stock borrow premium income | | 474,327 |
| Rebate income | | 103,890 |
| Dividend income | | 387,319 |
| Interest income | | 618,783 |
| Other income | | 54,790 |
| Total Revenue | | 2,457,785 |
| **Expenses** | | |
| Brokerage | | 51,613 |
| Interest expense | | 674,338 |
| Dividend expense | | 195,924 |
| Short stock rebates | | 636,167 |
| Stock liquidity charges | | 15,330 |
| Regulatory and other expenses | | 146,567 |
| Capital Charge | | 32,783 |
| Rent expense | | 119,973 |
| Office costs | | 16,611 |
| Consulting fees | | 18,842 |
| Professional fees | | 47,600 |
| Stock execution costs | | 68,714 |
| Technology fees & market information | | 138,101 |
| Other operating expenses | | 15,852 |
| Total expenses | | 2,178,415 |
| Net income from operations | $ | 279,370 |

The accompanying notes are an integral part of these financial statements.

# Cassandra Trading Group, LLC
**(an Illinois Limited Liability Company)**
## Statement of Changes in Members' Equity
## For the Year Ended December 31, 2014

| | | |
|---|---|---|
| **Members' equity at January 1, 2014** | $ | 4,515,292 |
| Capital contributions | | 6,247,961 |
| Capital withdrawals | | (4,249,972) |
| Net income from operations | | 279,370 |
| **Members' equity at December 31, 2014** | $ | 6,792,651 |

The accompanying notes are an integral part of these financial statements.

# Cassandra Trading Group, LLC
**(an Illinois Limited Liability Company)**
## Statement of Cash Flows
## For the Year Ended December 31, 2014

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income from operations | $ | 279,370 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Increase in marketable securities | | (11,380,200) |
| Decrease in due from clearing firm | | 1,005,484 |
| Increase in dividend receivable | | (18,651) |
| Increase in accrued expenses | | 39,153 |
| Increase in dividend payable | | 17,335 |
| Increase in securities sold, net yet purchased | | 7,982,068 |
| Net cash used in operating activities | | (2,075,441) |
| **Cash flows from financing activities:** | | |
| Capital contributions | | 6,247,961 |
| Capital withdrawals | | (4,249,972) |
| Net cash provided by financing activities | | 1,997,989 |
| Net decrease in cash and cash equivalents | | (77,452) |
| Cash and cash equivalents, beginning of the year | | 228,787 |
| Cash and cash equivalents, end of the year | $ | 151,335 |
| Interest paid | $ | 674,338 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization

Cassandra Trading Group, LLC (the "Company"), an Illinois limited liability company, was formed on October 31, 2001. The business of the Company is to engage in the speculative trading of equities, index options, futures and options thereon, for its own account on organized exchanges in the United States of America. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Options Exchange ("CBOE"). The Company is exempt from certain filing requirements under Rule 15c3-1(a)(6) of the SEC, since the Company does not trade on behalf of customers, effects transactions only with other broker-dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner.

## 2. Significant Accounting Policies

The financial statements are prepared on a basis consistent with accounting principles generally accepted in United States of America. The following is a summary of significant accounting policies:

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**
The Company considers as cash equivalents all highly liquid short-term investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates (generally investments with original maturity of three months or less).

**Securities Valuation**
Securities owned and securities sold not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 Fair Value Measurement and Disclosures.

**Revenue Recognition**
In the normal course of business, the Company enters into transactions in exchange traded futures and broad based indexes and securities and options thereon. Regulated futures contracts and securities transactions and options thereon, together with related revenues and expenses, are recorded on trade date. Futures contracts, securities and options owned are reflected at market value with resulting unrealized gains and losses reflected in the statement of income. Realized gains and losses on these derivative financial contracts are recognized when such contracts are closed or expired.

**Income Taxes**
No provision has been made in the accompanying financial statements for federal or state income taxes. The members are responsible for reporting its share of the income or loss for tax purposes.

Effective January 1, 2010, the Company applied the provision of ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2014.

**FASB Accounting Standard Updates**

In November 2011, the Financial Accounting Standards Board ("FASB") issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual periods beginning on January 2014. The adoption of this guidance is not expected to have a material impact on the financial position or results of operations.

In May 2011, the FASB issued new guidance to clarify the application of existing fair value measurement requirements and to change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The Company's effective date was January 1, 2013. The adoption of this guidance does not have a material impact on the financial statements.

## 3. Clearing Agreement

The Company has a joint back office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing, L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement, the Company has invested $35,000 in a preferred interest in GSEC. The Company's interest in GSEC is reflected as investment in preferred stock on the statement of financial condition. The stock is unmarketable and is carried at cost, which is its approximate fair value.

Under the rules of the CBOE, the Company is required to maintain a minimum net liquidity trading value of $1,000,000 at GSEC, exclusive of the preferred stock value of $35,000.

## 4. Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 2 assets include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active and inputs other than quoted prices that are observable such as models or other valuation methodologies.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

| Assets at Fair Value: | Level 1 |
|---|---|
| Marketable securities | 29,403,266 |
| Options at fair value | 10,930,512 |
| Total at fair value | $ 40,333,778 |

| Liabilities at Fair Value: | Level 1 |
|---|---|
| Securities sold, not yet purchased at fair value, equity securities | $ 24,580,133 |
| Securities sold, not yet purchased at fair value, options | 7,361,871 |
| Due to broker dealer | 1,490,719 |
| Total at fair value | $ 33,432,723 |

## 5. Due to Clearing Firm

The amount due to clearing firm is primarily from the purchasing of equities, futures and options thereon. The Company clears all transactions through GSCE, pursuant to a clearing agreement.

At December 31, 2014, substantially all assets of the Company are deposited with the clearing firm.

## 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2014, the Company had net capital of $3,514,027, which was $3,414,027 in excess of its required net capital.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However the Company is unable to predict the outcome of these matters.

## 7. Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options, and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at specified date at specified price.

Options grant the purchaser for the payment of premium, the right to either purchase from or sell to the writer specified instrument under agreed terms. As writer of options, the Company receives premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

**7. Derivative Financial Instruments and Off-Balance Sheet Risk (continued)**

Securities sold not yet purchased represent obligations of the Company to deliver specified securities and thereby create liability to repurchase the securities in the market at prevailing prices.

These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts, credit risk and from changes in the values of the underlying financial instruments market risk.

The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

**8. Derivative Instruments and Hedging Activities**

The Company's derivative activities are limited to the trading of futures equity options and options on futures. As market maker and liquidity provider in various markets, the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker and the related realized, and unrealized gain or loss associated with these derivatives is recorded on the statement of income. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under generally accepted accounting principles.

As of December 31, 2014 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

| Derivate | Asset | Notional | Liability | Notional |
|---|---|---|---|---|
| | FMV | Value | FMV | Value |
| Long Equity Options | $10,930,512 | $247,108,611 | | |
| Equity Options sold, not yet purchased | | | $7,361,871 | $244,909,996 |
| Equity Securities sold, not yet purchased | | | $24,580,133 | |

**9. Concentration of Credit Risk**

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities and their derivatives as well as other derivatives. Derivatives include options on individual equities and equity indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted primarily on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition. Various factors affect the market risk of these transactions, among them are the size and composition of the positions held, interest rates and market volatility, the time period in which options may be exercised, the market value of the underlying instrument and the exercise price affect market risk. The Company's overall exposure to market risk is impacted by its use of hedging strategies. Equity derivatives held such as options on common stock or financial futures contracts may provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at contracted price. Options written on common stock or financial futures contracts may obligate the Company to deliver or to take delivery of securities or specified financial futures contracts at contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition, to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market. To minimize these risks, the Company may hold or sell short the underlying instrument which can be used to settle these transactions often in cash.

Securities sold not yet purchased represent obligations of the Company to deliver specific securities and thereby create liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds other equity securities, options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does, result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC and the CFTC.

The Company maintains certain cash deposits with financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The Company invests in exchange-traded options for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded, whereas the Options Clearing Corporation (the "OCC") and the CME act as the counterparties of the specific transactions and, therefore, bear the risk of delivery to and from the counterparties.

The risk of default depends on the creditworthiness of the OCC and the CME, who guarantee the transactions. Management does not consider this credit risk to be significant.

## 10. Guarantees

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

### Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under ASC 460.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

### Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

## 11. Commitments and Contingencies

The Company has no long-term agreements, which would require expenditures in future periods.

## 12. Subsequent Events

Management has evaluated subsequent events through February 25, 2015, the date the financial statements were issued. There were no subsequent events.

# Cassandra Trading Group, LLC
**(an Illinois Limited Liability Company)**
## Computation of Net Capital
## Pursuant to Uniform Net Capital Rule 51c3-1
## December 31, 2014

**Schedule I**

| | | | |
|---|---|---|---|
| **Net capital** | | | |
| Member's capital qualified for net capital | | $ | 6,792,651 |
| Less: | | | |
| Non-allowable assets | | | (35,000) |
| Capital charges on futures accounts | | | (228,288) |
| Haircuts on securities | | | (2,956,406) |
| Undue concentration | | | (58,930) |
| Net capital | | $ | 3,514,027 |
| Total aggregate indebtedness | | $ | 76,851 |
| **Computation of basic net capital requirements** | | | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | (a) | $ | 5,123 |
| Minimum dollar net capital requirement | (b) | $ | 100,000 |
| Net capital requirement (greater of (a) or (b)) | | $ | 100,000 |
| Excess net capital (net capital, less net capital requirement) | | $ | 3,414,027 |
| Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness) | | $ | 3,506,342 |
| Ratio: Aggregate indebtedness to net capital | | | 2.187% to 1 |

The above information is in agreement in all material respects with the unaudited Focus Report, Part IIA, filed by Cassandra Trading Group, LLC on January 27, 2015

# Cassandra Trading Group, LLC

**(an Illinois Limited Liability Company)**

## Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

**December 31, 2014** **Schedule II**

Cassandra Trading Group, LLC is exempt from Rule 15c3-3, as it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

**Robert Cooper & Company CPA PC**
141 W. Jackson Blvd. Suite 4105
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
Email rwcoopercpa@RobertCooperCPAPC.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Cassandra Trading Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cassandra Trading Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cassandra Trading Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: K 2 (ii) (the "exemption provisions") and (2) Cassandra Trading Group, LLC stated that Cassandra Trading Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Cassandra Trading Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cassandra Trading Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)2 (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert Cooper

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 25, 2015

Cassandra Trading Group, LLC
440 S. LaSalle Street, Suite 2118
Chicago, IL 60605

Exemption Report
For the year ending December 31, 2014

February 25, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam:

Cassandra Trading Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made be certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its' knowledge and belief, the Company states the following:

a) For the fiscal year ended December 31, 2014, Cassandra Trading Group, LLC claimed exemption from 17 C.F.R. §240.15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule.

    1) The Company does not transact business in securities with, or for, other than members of a national securities exchange.
    2) The Company does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4)

b) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(ii) throughout the most recent fiscal year without exception.

c) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

I, Michael P. Moore, swear that, to my knowledge and belief, this Exemption Report is true and correct.

Michael P. Moore
Managing Member
Cassandra Trading Group, LLC

**OATH OR AFFIRMATION**

**REGARDING ACCURACY AND COMPLETENESS**

**OF FINANCIAL STATEMENTS FOR CASSANDRA TRADING GROUP, LLC**

**THE YEAR ENDING DECEMBER 31, 2014**

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Michael Moore
Member, Cassandra Trading Group, LLC

**Robert Cooper & Company CPA PC**
141 W. Jackson Blvd. Suite 4105
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members, Cassandra Trading Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Cassandra Trading Group, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Chicago Board Option Exchange (CBOE), solely to assist you and the other specified parties in evaluating Cassandra Trading Group, LLC's compliance with the applicable instructions of Form SIPC-7. Cassandra Trading Group, LLC's management is responsible for Cassandra Trading Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers included in general ledger, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois 60604

February 25, 2015

**Cassandra Trading Group, LLC**
**December 31, 2014**

**SIPC Assessment Worksheet**

**SIPC - 7**

| | | |
|---|---|---|
| General Assessment | $ | 4,249 |
| Less: | | |
| July 2014 payment made with SPIC 6 | | (1,518) |
| Assessed Balance Due | $ | 2,731 |

**Determination of SIPC Net Operating Revenues**

| | | |
|---|---|---|
| Total Revenue | $ | 2,457,785 |
| Net loss trading in commodities | | 842,484 |
| Interest and dividend expense in A. | | 0 |
| Total additions | | 842,484 |
| Deductions: | | |
| Brokerage paid to SIPC members | $ | 120,366 |
| Interest and dividend expense | | 1,480,429 |
| Total Deductions | | 1,600,795 |
| SIPC Net Operating Revenues | $ | 1,699,474 |
| General Assessment 0.0025 | $ | 4,249 |